UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

TPG Pace Beneficial II Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Titles of Class of Securities)

G89826104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89826104		13G
1		NAME OF REPORTING PERSON TPG Pace Beneficial II Sponsor, Series LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,173,333 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,173,333 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,173,333 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.2% (2)
12		TYPE OF REPORTING PERSON* OO

(1) Includes (i) 1,000,000 Class A Shares (as defined below), (ii) 4,284,444 Class A Shares issuable upon conversion of 4,284,444 Class F Shares (as defined below) and (iii) 8,888,889 Class A Shares issuable upon conversion of 8,888,889 Class G Shares (as defined below).

(2) The calculation assumes that there is a total of 54,173,333 Class A Shares outstanding, which is the sum of (i) the 41,000,000 Class A Shares outstanding as of November 5, 2021, as reported on the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on November 12, 2021, (ii) the 4,284,444 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 8,888,889 Class A Shares issuable upon conversion of the Class G Shares reported herein.

CUSIP No. G89826104		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,173,333 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,173,333 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,173,333 (3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.2% (4)
12		TYPE OF REPORTING PERSON* IN

(3) Includes (i) 1,000,000 Class A Shares, (ii) 4,284,444 Class A Shares issuable upon conversion of 4,284,444 Class F Shares and (iii) 8,888,889 Class A Shares issuable upon conversion of 8,888,889 Class G Shares.

(4) The calculation assumes that there is a total of 54,173,333 Class A Shares outstanding, which is the sum of (i) the 41,000,000 Class A Shares outstanding as of November 5, 2021, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 12, 2021, (ii) the 4,284,444 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 8,888,889 Class A Shares issuable upon conversion of the Class G Shares reported herein.

CUSIP No. G89826104		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,173,333 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,173,333 (5)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,173,333 (5)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.2% (6)
12		TYPE OF REPORTING PERSON* IN

(5) Includes (i) 1,000,000 Class A Shares, (ii) 4,284,444 Class A Shares issuable upon conversion of 4,284,444 Class F Shares and (iii) 8,888,889 Class A Shares issuable upon conversion of 8,888,889 Class G Shares.

(6) The calculation assumes that there is a total of 54,173,333 Class A Shares outstanding, which is the sum of (i) the 41,000,000 Class A Shares outstanding as of November 5, 2021, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 12, 2021, (ii) the 4,284,444 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 8,888,889 Class A Shares issuable upon conversion of the Class G Shares reported herein.

CUSIP No. G89826104		13G
1		NAME OF REPORTING PERSON Jon Winkelried
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,173,333 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,173,333 (7)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,173,333 (7)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.2% (8)
12		TYPE OF REPORTING PERSON* IN

(7) Includes (i) 1,000,000 Class A Shares, (ii) 4,284,444 Class A Shares issuable upon conversion of 4,284,444 Class F Shares and (iii) 8,888,889 Class A Shares issuable upon conversion of 8,888,889 Class G Shares.

(8) The calculation assumes that there is a total of 54,173,333 Class A Shares outstanding, which is the sum of (i) the 41,000,000 Class A Shares outstanding as of November 5, 2021, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 12, 2021, (ii) the 4,284,444 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 8,888,889 Class A Shares issuable upon conversion of the Class G Shares reported herein.

CUSIP No. G89826104		13G
1		NAME OF REPORTING PERSON Karl Peterson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,173,333 (9)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,173,333 (9)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,173,333 (9)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.2% (10)
12		TYPE OF REPORTING PERSON* IN

(9) Includes (i) 1,000,000 Class A Shares, (ii) 4,284,444 Class A Shares issuable upon conversion of 4,284,444 Class F Shares and (iii) 8,888,889 Class A Shares issuable upon conversion of 8,888,889 Class G Shares.

(10) The calculation assumes that there is a total of 54,173,333 Class A Shares outstanding, which is the sum of (i) the 41,000,000 Class A Shares outstanding as of November 5, 2021, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 12, 2021, (ii) the 4,284,444 Class A Shares issuable upon conversion of the Class F Shares reported herein and (iii) the 8,888,889 Class A Shares issuable upon conversion of the Class G Shares reported herein.

Item 1(a).	Name of Issuer:

TPG Pace Beneficial II Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Pace Beneficial II Sponsor, Series LLC, a Delaware limited liability company (“TPG Pace Beneficial II Sponsor”), David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG Pace Governance, LLC, a Cayman Islands limited liability company is the managing member of TPG Pace Beneficial II Sponsor, which directly holds (i) 1,000,000 Class A Shares, (ii) 4,284,444 Class F Ordinary Shares, par value $0.0001 per share (the “Class F Shares”), of the Issuer, and (iii) 8,888,889 Class G Ordinary Shares, par value $0.0001 per share (the “Class G Shares”), of the Issuer.

Pursuant to the Issuer’s Memorandum and Articles of Association, as amended, (i) the Class F Shares will automatically convert into Class A Shares at the time of the Issuer’s initial business combination, and (ii) the Class G Shares will convert into Class A Shares after the Issuer’s initial business combination only to the extent the trading price of the Class A Shares exceeds certain thresholds or in the event of a change of control transaction, in each case on a one-for-one basis, subject to adjustment.

TPG Pace Governance, LLC is controlled by David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson. Because of the relationship between Messrs. Bonderman, Coulter, Winkelried and Peterson to TPG Pace Beneficial II Sponsor, each of Messrs. Bonderman, Coulter, Winkelried and Peterson may be deemed to be the beneficial owners of the securities held by TPG Pace Beneficial II Sponsor. Messrs. Bonderman, Coulter, Winkelried and Peterson disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 (“Class A Shares”)

Item 2(e).	CUSIP Number:

G89826104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

TPG Pace Beneficial II Sponsor, Series LLC

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (11)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (12)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of Jon Winkelried (13)

Karl Peterson

By:	/s/ Michael LaGatta
Name:	Michael LaGatta, on behalf of Karl Peterson (14)

(11) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(12) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(13) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

(14) Michael LaGatta is signing on behalf of Mr. Karl Peterson pursuant to an authorization and designation letter dated March 30, 2020, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Peterson on March 30, 2020 (SEC File No. 005-90040).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.